SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                              ----------------------

                                  SCHEDULE 14D-1
                                 (Amendment No. 6)
                Tender Offer Statement Pursuant to Section 14(d)(1)
                      of the Securities Exchange Act of 1934
                                        and
                                   SCHEDULE 13D
                                 (Amendment No. 8)

                                 -----------------

                                   Conrail Inc.
                             (Name of Subject Company)

                           NORFOLK SOUTHERN CORPORATION
                         ATLANTIC ACQUISITION CORPORATION
                                     (Bidders)

                      COMMON STOCK, PAR VALUE $1.00 PER SHARE
              (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                          (Title of Class of Securities)

                                    208368 10 0
                       (CUSIP Number of Class of Securities)

                         SERIES A ESOP CONVERTIBLE JUNIOR
                        PREFERRED STOCK, WITHOUT PAR VALUE
              (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                          (Title of Class of Securities)

                                   NOT AVAILABLE
                       (CUSIP Number of Class of Securities)

                            --------------------------

                               JAMES C. BISHOP, JR.
                           EXECUTIVE VICE PRESIDENT-LAW
                           NORFOLK SOUTHERN CORPORATION
                              THREE COMMERCIAL PLACE
                           NORFOLK, VIRGINIA 23510-2191
                             TELEPHONE: (757) 629-2750
             (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications on Behalf of Bidder)


                                  with a copy to:
                               RANDALL H. DOUD, ESQ.
                     SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                                 919 THIRD AVENUE
                             NEW YORK, NEW YORK 10022
                             TELEPHONE: (212) 735-3000




          This Amendment amends the combined Tender Offer Statement on
Schedule 14D-1 initially filed on February 12, 1997, as amended, and the
Schedule 13D initially filed on February 5, 1997, as amended (the "Combined Statement"), by Norfolk Southern Corporation, a Virginia corporation ("Parent"), and its wholly owned subsidiary, Atlantic Acquisition Corporation, a Pennsylvania corporation ("Purchaser"), relating to Purchaser's offer to purchase all outstanding shares of (i) Common Stock, par value $1.00 per share (the "Common Shares"), and (ii) Series A ESOP Convertible Junior Preferred Stock, without par value (the "ESOP Preferred Shares" and, together with the Common Shares, the "Shares"), of Conrail Inc. (the "Company"), including, in each case, the associated Common Stock Purchase Rights, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 12, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together constitute the "Second Offer"). Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Offer to Purchase or the Combined Statement.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

          Item 5 is hereby amended and supplemented by the following:

          On March 7, 1997, the Company announced that an amendment to the CSX Merger Agreement had been entered into pursuant to which, among other things, (i) the price per Share offered in the CSX Second Offer was increased from $110 to $115, net to the seller in cash, without interest, and the number of Shares sought pursuant to the CSX Second Offer was increased to all outstanding Shares and the expiration date of the CSX Second Offer was extended to 5:00 p.m., New York City time, on Friday, April 18, 1997 (subject to further extension to June 2, 1997 without the consent of the Company and whether or not all the conditions have then been satisfied), (ii) the consideration paid per Share in the Proposed CSX Merger for all remaining outstanding Shares following consummation of the CSX Second Offer was increased to $115 in cash and (iii) the conditions to the CSX Second Offer relating to the Pennsylvania Control Transaction Law becoming inapplicable to the Company and relating to pending governmental actions or proceedings were deleted, and a condition was added that a minimum number of Shares are tendered to the CSX Second Offer which together with the Shares already owned by CSX, represents more than a majority of the outstanding Shares on a fully diluted basis.

          Parent expects to negotiate a comprehensive settlement of the issues confronting the eastern railroads with CSX with a view toward effecting a joint acquisition of the Shares consistent with Parent's February 24, 1997 proposal. However, there can be no assurance that any such settlement between Parent and CSX can be reached. Therefore, Parent has hereby amended the Second Offer to run coextensively with the CSX Second Offer.

ITEM 10.  ADDITIONAL INFORMATION.

          Item 10 is hereby amended and supplemented by the following:

          (e) On March 7, 1997, the Third Circuit affirmed the November 19, 1996 and January 9, 1997 judgments of the District Court.

          (f) On February 10, 1997, Parent and Purchaser announced that they were extending the expiration date of the Second Offer to 12:00 midnight, New York City time, on Friday, April 18, 1997, unless the Second Offer is further extended. According to the Depositary for the Second Offer, as of the afternoon of March 7, 1997, approximately 1,056,000 Shares had been tendered and not withdrawn pursuant to the Second Offer.



ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby amended and supplemented by the following:

          (a)(17)   Press Release issued by Parent on March 7, 1997.

          (a)(18)   Press Release issued by Parent on March 10, 1997.

          (g)(18) Judgment of Judges Stapleton, Scirica and Nygaard (dated March 7, 1997, United States Court of Appeals for the Third Circuit).

          (g)(19) Opinion of Judges Stapleton, Scirica and Nygaard (dated March 7, 1997, United States Court of Appeals for the Third Circuit).



                                     SIGNATURE

          After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

  Dated:  March 10, 1997

                                    NORFOLK SOUTHERN CORPORATION

                                    By: /s/ JAMES C. BISHOP, JR.
                                        --------------------------------------
                                    Name:  James C. Bishop, Jr.
                                    Title: Executive Vice President-Law

                                    ATLANTIC ACQUISITION CORPORATION

                                    By: /s/ JAMES C. BISHOP, JR.
                                        --------------------------------------
                                    Name:  James C. Bishop, Jr.
                                    Title: Vice President and General Counsel



                               EXHIBIT INDEX

  Exhibit
  Number                  Description

  (a)(17)     Press Release issued by Parent on March 7, 1997.

  (a)(18)     Press Release issued by Parent on March 10, 1997.

  (g)(18) Judgment of Judges Stapleton, Scirica and Nygaard (dated March 7, 1997, United States Court of Appeals for the Third Circuit).

  (g)(19) Opinion of Judges Stapleton, Scirica and Nygaard (dated March 7, 1997, United States Court of Appeals for the Third Circuit).